UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 22, 2014
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three and six months ended June 30, 2014. On July 22, 2014, Credit Suisse Group AG (Group) announced its results for such three and six month period. A copy of the related Earnings Release is attached as an exhibit to this Form 6-K.
This Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended except, in the case of both (i) and (ii), the information on page 3 of the Earnings Release.
The 2Q14 Credit Suisse Financial Report as of and for the three and six months ended June 30, 2014 will be published on or about July 31, 2014.
Credit Suisse AG is a Swiss bank and joint stock corporation established under Swiss law, and is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.

Key information

Selected financial data

Selected operations statement information
in	2Q14	2Q13	% change	6M14	6M13	% change
Statements of operations (CHF million)
Net revenues	6,280	6,787	(7)	13,031	13,787	(5)
Provision for credit losses	4	35	(89)	23	37	(38)
Compensation and benefits	2,993	2,838	5	5,997	5,843	3
General and administrative expenses	3,456	1,896	82	5,162	3,644	42
Commission expenses	374	454	(18)	740	921	(20)
Total other operating expenses	3,830	2,350	63	5,902	4,565	29
Total operating expenses	6,823	5,188	32	11,899	10,408	14
Income/(loss) from continuing operations before taxes	(547)	1,564	–	1,109	3,342	(67)
Income tax expense	278	452	(38)	802	925	(13)
Income/(loss) from continuing operations	(825)	1,112	–	307	2,417	(87)
Income/(loss) from discontinued operations, net of tax	(9)	(9)	0	6	(3)	–
Net income/(loss)	(834)	1,103	–	313	2,414	(87)
Net income attributable to noncontrolling interests	29	320	(91)	184	535	(66)
Net income/(loss) attributable to shareholders	(863)	783	–	129	1,879	(93)
of which from continuing operations	(854)	792	–	123	1,882	(93)
of which from discontinued operations	(9)	(9)	0	6	(3)	–

Selected balance sheet information
end of	2Q14	4Q13	% change
Balance sheet statistics (CHF million)
Total assets	872,656	854,412	2
Share capital	4,400	4,400	0

BIS statistics (Basel III)
end of	2Q14	4Q13	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	34,856	38,028	(8)
Total tier 1 capital	40,789	41,105	(1)
Total eligible capital	50,333	52,066	(3)
Capital ratios (%)
CET1 ratio	12.6	14.4	–
Tier 1 ratio	14.8	15.6	–
Total capital ratio	18.2	19.7	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

Comparison of selected operations statement information
	Bank		Group
in	2Q14	2Q13	2Q14	2Q13
Statements of operations (CHF million)
Net revenues	6,280	6,787	6,463	6,952
Total operating expenses	6,823	5,188	6,791	5,256
Income/(loss) from continuing operations before taxes	(547)	1,564	(346)	1,645
Income/(loss) from continuing operations	(825)	1,112	(653)	1,173
Net income/(loss) attributable to shareholders	(863)	783	(700)	1,045
of which from continuing operations	(854)	792	(691)	1,054

Comparison of selected operations statement information
	Bank		Group
in	6M14	6M13	6M14	6M13
Statements of operations (CHF million)
Net revenues	13,031	13,787	13,292	14,041
Total operating expenses	11,899	10,408	11,843	10,449
Income from continuing operations before taxes	1,109	3,342	1,397	3,519
Income from continuing operations	307	2,417	547	2,548
Net income attributable to shareholders	129	1,879	159	2,348
of which from continuing operations	123	1,882	153	2,351

Comparison of selected balance sheet information
	Bank		Group
end of	2Q14	4Q13	2Q14	4Q13
Balance sheet statistics (CHF million)
Total assets	872,656	854,412	891,580	872,806
Total liabilities	832,447	810,849	849,553	825,640

Exhibits
No. Description

99.1 Credit Suisse Earnings Release 2Q14

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG

 (Registrant)

Date: July 22, 2014

By:

/s/ Brady W. Dougan

Brady W. Dougan

Chief Executive Officer

By:

/s/ David R. Mathers

David R. Mathers

Chief Financial Officer